EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 29,	February 28,	Year Ended May 31,
	2016	2015	2015	2014	2013	2012 (1)	2011
Earnings:
Income before income taxes	$2,921	$3,043	$1,627	$3,658	$4,338	$(444)	$2,002
Add back:
Interest expense, net of capitalized interest	233	164	235	160	82	52	86
Amortization of debt issuance costs	6	4	5	4	5	5	16
Portion of rent expense representative of interest factor	731	668	908	876	864	797	852

Earnings as adjusted	$3,891	$3,879	$2,775	$4,698	$5,289	$410	$2,956

Fixed Charges:
Interest expense, net of capitalized interest	$233	$164	$235	$160	$82	$52	$86
Capitalized interest	31	26	37	29	45	85	71
Amortization of debt issuance costs	6	4	5	4	5	5	16
Portion of rent expense representative of interest factor	731	668	908	876	864	797	852

	$1,001	$862	$1,185	$1,069	$996	$939	$1,025

Ratio of Earnings to Fixed Charges	3.9	4.5	2.3	4.4	5.3	—	2.9

(1)	Earnings for 2012 were inadequate to cover fixed charges. Additional earnings of $529 million would have been necessary to bring the ratio for this period to 1.0.